FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 17, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Index to Material Change Reports

1.

Press Release dated February 17, 2004

February 17, 2004

PAN AMERICAN SILVER REPORTS 11% PRODUCTION INCREASE IN 2003

(all amounts in US Dollars unless otherwise stated)

HIGHLIGHTS

  Silver production in the quarter up 6% to 2.12 million ounces (2.0 million in 2002). Full-year total was 8.64 million ounces, up 11% over 2002 – the ninth consecutive year of silver production growth.

  Cash production costs decreased 3% to $4.01 per ounce and total production costs decreased 4% to $4.57 per ounce in the quarter. For 2003, cash costs declined slightly to $4.09 per ounce and total costs declined 6% to $4.62 per ounce.

  Net loss for the quarter declined to $4.8 million or $0.15 per share (2002 – net loss of $14.0 million), including non-cash charges of $2.9 million stemming from a change in accounting rules. Net loss for 2003 totaled $6.8 million or $0.20 per share (2002 – net loss of $34.0 million).

  Quiruvilca generating positive cash flow. Mine life has been extended indefinitely.

  Huaron expansion study underway and 12,000 m. drill program initiated.

  Feasibility studies initiated at San Vicente in Bolivia and Manantial Espejo in Argentina.

2004 FORECAST – HIGHER PRODUCTION AND LOWER COSTS

  Reserves and resources expected to increase upon completion of new reserve/ resource statement at the end of the first quarter.

  Production decision for Alamo Dorado project mid-year.

  Total production to rise 23% to 10.6 million ounces (50% to 13 million ounces including 2004 production from Morococha).

  Cash production cost to decline below $3.50/oz.

  Total production cost to decline to approximately $4.30/oz.

  Operating cash flow and earnings to increase significantly.

FINANCIAL RESULTS (Unaudited)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported a net loss of $4.8 million ($0.15 per share) for the fourth quarter of 2003 versus a fourth quarter loss of $14.0 million in 2002. The benefits from the surge in the price of silver and base metals seen late in the fourth quarter will begin to be realized by Pan American in the first quarter of 2004 because most of the Company’s production is in the form of concentrate, which is priced an average of three months after it is produced. In addition, operations in Peru held a build-up of concentrate at year-end due to the timing of shipments and the revenue from such shipments will be recognized in the first quarter. Consolidated revenue for the fourth quarter was $12.9 million.

The loss for the quarter included several additional accounting charges. In December, Pan American elected to early adopt CICA 3870, Stock-Based Compensation and Other Stock-Based Payments, which resulted in an expense of $2.9 million. The Company also recognized a non-cash charge of $1 million for additional depreciation of the Huaron mine. Excluding these charges, the loss for the quarter was $0.9 million, a significant improvement over the fourth quarter of 2002.

Consolidated silver production for the fourth quarter totaled 2.1 million ounces, a 6% increase over the fourth quarter of 2002. The increase was due primarily to a full year of silver production from the stockpiles operation in Peru and the expansion of La Colorada. By-product production of zinc, lead and copper was lower than in the fourth quarter of 2002 due to lower throughput at Quiruvilca and slightly lower grade at Huaron.

Cash costs of $4.01/oz in the fourth quarter improved 3% over cash costs of $4.15/oz in the corresponding period of 2002, while total production costs declined by 4% to $4.57/oz. The improvement in cash cost is due primarily to the successful cost-reduction program at the Quiruvilca mine.

For the full year ended December 31, 2003 Pan American recorded a consolidated net loss of $6.8 million. The loss in 2002 was $34.0 million, due primarily to the write-down of the Quiruvilca mine. Consolidated revenue in 2003 was $45.1 million and $45.1 million in 2002.

Silver production in 2003 totaled 8.6 million ounces, an 11% increase over 2002.  Zinc production of 31,797 tonnes was 19% lower than in 2002, lead production was 9% lower and copper production was 10% higher. Cash costs for 2003 declined slightly to $4.09/oz while total production costs declined 6% to $4.62/oz.

Capital spending in 2003 increased from $10.9 million to $18.9 million reflecting the construction of the La Colorada mine and sustaining capital for Huaron, which is undergoing an expansion study.  Working capital at December 31, 2003 improved to $82.0 million from  $2.4 million at December 31, 2002, due primarily to the issuance of a convertible debenture in the third quarter.

Ross Beaty, Chairman and CEO of Pan American commented that “2003 was a really positive transition year for Pan American Silver. We have put in place all the building blocks we need - the projects, the finances and the operations team –- to achieve our goal of becoming the world’s leading silver producer. Our focus now is on executing these ambitious plans. The addition of Morococha is an excellent fit for us, and we intend to capitalize on the growth and opportunities it provides us.”

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

MEXICO

The La Colorada mine increased production to 320,902 ounces of silver in the fourth quarter, an increase of 63% over the fourth quarter of 2002, but below forecast levels due to slower-than-expected commissioning of the mine expansion project. La Colorada’s silver production in 2003 was 992,142 ounces. The mine is steadily increasing its output and is expected to reach its design capacity in mid-2004.  As of January 1, 2004, for accounting purposes the mine was determined to be in commercial production and therefore, cash and total production costs will now be expensed and will decrease as production levels rise. For 2004, cash and total costs are forecast to average $3.66/oz and $5.20/oz respectively.

Work has progressed steadily on the feasibility study at the Alamo Dorado silver project, acquired in early 2003 with the purchase of Corner Bay Silver. Permitting is underway and metallurgical testing is substantially complete. Preliminary indications suggest that a conventional mill circuit alone will yield a superior return on the project. Some additional testwork and drilling may be required to complete the feasibility, due in mid-2004. Predicted annual production remains at 6 million ounces at an average cash cost of less than $3.25 per equivalent ounce of silver.

PERU

The Quiruvilca mine achieved a significant transformation in 2003. Benefiting from the closure of the high-cost North Zone in August, the mine reduced cash costs from $5.51/oz to $4.11/oz and total costs from $6.24/oz to $4.32/oz while increasing production 7% to 618,133 ounces in the fourth quarter. The mine is now generating good cash flow and a long-term operating plan is currently being developed.

Production at the Huaron mine in the fourth quarter of 2003 decreased to 966,732 ounces of silver with a resulting increase in cash costs from $3.70/oz to $4.33/oz. Poor ground conditions in the Satelite zone continued to result in reduced tonnage and increased costs for ground support. Production levels are expected to return to normal in the second quarter as this zone is worked through and the 2004 silver production target remains at 4.4 million ounces. In 2003 the Company initiated a third-party evaluation of the potential to expand production at Huaron. As part of the feasibility study due in 2004, a $1 million exploration drilling program was initiated to convert known mineral resources into proven and probable reserves.

In October, Pan American bought back the 3% net smelter royalty on the Huaron mine for $2.5 million. Should an expansion to an annual production rate of 6 million ounces prove viable, the purchase of the royalty will save more than $1 million per year in operating costs over the life of the mine.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 217,980 ounces of silver in the fourth quarter at a cash cost of just $2.28/oz, bringing the full year results to 790,803 ounces at a cash cost of $2.15/oz.

The agreement to acquire the Morococha silver mine in Peru was announced on February 9, 2004. Morococha is immediately accretive to production, cash flow and earnings. The operation’s cash production costs are expected to be $3.10/oz in 2004 and to average $2.50/oz over the life of the mine. Located just 80 km from Huaron, Morococha provides many administrative synergies with existing Peruvian operations as well as significant future exploration potential.

ARGENTINA

Feasibility work is progressing on the 50% owned Manantial Espejo silver-gold joint venture where geotechnical and environmental testing are underway to facilitate permitting. Initial scoping work indicates that at a rate of 1,500 tonnes per day, Manantial Espejo would produce 4 million ounces of silver and 70,000 ounces of gold annually. A successful program of infill drilling was completed in the fourth quarter and will be incorporated into a new resource estimate.

BOLIVIA

In November, Pan American Silver entered into an agreement with EMUSA, the Bolivian mining company that had been toll mining ore from the San Vicente project, giving EMUSA the right to earn a 49% interest in the project by financing the next $2.5 million in project expenses, including a feasibility study. Current drilling to convert resources into reserves is generating positive results, which will be incorporated into the feasibility.

SILVER MARKETS

Silver prices were volatile in 2003, ranging from a low of $4.35 per ounce to a high of $5.98 and ending the year at $5.92, a rise of 24% over 2002.  Industrial and investment demand for silver rose sharply in 2003, while jewelry and photographic demand declined modestly, resulting in an increased silver deficit estimated at about 85 million ounces (2002 – 67 million ounces). This deficit was mostly filled by producer hedging and sales of Chinese government stockpiles, though the latter occurred at much reduced levels relative to recent years. World mine production of silver declined for the second consecutive year. Silver prices continue to benefit from the increasing supply deficit and renewed investor interest and we are optimistic that our shareholders will be rewarded with continuing strength in silver prices during 2004.

Pan American Silver Corp. will host a conference call on February 18, 2004 at 10:00 am Pacific Time to discuss these results as well as the Morococha purchase.  North American participants please call toll-free 1-877-825-5811 and international participants call 1-973-582-2767. The call may also be accessed from the investor relations section of our website at www.panamericansilver.com or can be replayed until February 25 by dialing 1-877-519-4471 using access code 4477843.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

Financial & Operating Highlights

	Three Months ended		Years ended
	December 31		December 31
	2003	2002	2003	2002
		(Restated)		(Restated)
Consolidated Financial Highlights (unaudited - in thousands of US dollars)

Net income (loss)	$ (4,837)	$ (14,040)	$ (6,773)	$ (33,977)
Earnings (loss) per share	(0.15)	(0.32)	(0.20)	(0.81)
Net income (loss) before unusual items	(4,837)	(1,951)	(6,773)	(6,759)
Earnings (loss) per share before unusual items	(0.15)	(0.05)	(0.20)	(0.16)
Contribution from mining operations	2,040	379	5,343	1,932
Capital spending	6,286	5,005	18,859	10,938
Exploration expense	955	629	2,543	1,206
Cash	14,191	10,185	14,191	10,185
Working capital	$ 81,961	$ 2,399	$ 81,961	$ 2,399

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	293,523	297,949	1,212,253	1,174,332
Silver metal – ounces	2,123,747	2,009,787	8,641,914	7,765,154
Zinc metal – tonnes	7,038	9,555	31,797	39,081
Lead metal – tonnes	4,154	5,214	18,990	20,790
Copper metal – tonnes	518	742	3,143	2,847

Net smelter return per tonne milled	$ 47.97	$ 40.13	$ 41.68	$ 40.23
Cost per tonne	39.69	42.78	38.38	40.44
Margin (loss) per tonne	$ 8.28	$ (2.66)	$ 3.30	$ (0.21)

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$ 4.01	$ 4.15	$ 4.09	$ 4.16
Total production cost per ounce	$ 4.57	$ 4.74	$ 4.62	$ 4.94

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	11,431	12,215	47,043	47,648
By-product credits	(4,209)	(4,694)	(15,717)	(17,984)
Cash operating costs	7,222	7,521	31,326	29,664
Depreciation, amortization & reclamation	1,015	1,079	4,001	5,557
Production costs	8,237	8,600	35,327	35,221

Ounces used in cost per ounce calculations	1,802,845	1,812,524	7,649,772	7,139,119

Average Metal Prices
Silver - London Fixing	$ 5.25	$ 4.51	$ 4.88	$ 4.60
Zinc - LME Cash Settlement per pound	$ 0.42	$ 0.35	$ 0.38	$ 0.35
Lead - LME Cash Settlement per pound	$ 0.29	$ 0.20	$ 0.23	$ 0.21
Copper - LME Cash Settlement per pound	$ 0.93	$ 0.70	$ 0.81	$ 0.71

Average Prices Realized
Silver - per ounce (note)	$ 5.01	$ 4.20	$ 4.59	$ 4.26
Zinc - per pound	$ 0.42	$ 0.35	$ 0.38	$ 0.35
Lead - per pound	$ 0.29	$ 0.20	$ 0.23	$ 0.21
Copper - per pound (note)	$ 0.85	$ 0.62	$ 0.71	$ 0.62
Note - Pan American pays a refining charge for silver and copper

Mine Operations Highlights

	Three Months ended		Years ended
	December 31		December 31
	2003	2002	2003	2002
Huaron Mine

Tonnes milled	144,220	156,305	605,790	606,300
Average silver grade - grams per tonne	235	254	251	261
Average zinc grade – percent	3.49%	4.08%	3.75%	4.08%
Silver – ounces	966,732	1,134,902	4,365,061	4,527,971
Zinc – tonnes	3,974	5,456	18,855	20,896
Lead – tonnes	2,969	3,731	14,246	14,006
Copper – tonnes	282	406	1,332	1,740

Net smelter return per tonne	$ 48.33	$ 45.19	$ 45.77	$ 44.61
Cost per tonne	44.30	40.35	41.87	38.71
Margin (loss) per tonne	$ 4.03	$ 4.83	$ 3.90	$ 5.90

Total cash cost per ounce	$ 4.33	$ 3.70	$ 3.92	$ 3.66
Total production cost per ounce	$ 5.08	$ 4.22	$ 4.62	$ 4.12

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ 6,762	$ 6,927	$ 26,821	$ 25,992
By-product credits	$ (2,575)	$ (2,732)	$ (9,692)	$ (9,407)
Cash operating costs	4,188	4,195	17,129	16,585
Depreciation, amortization and reclamation	725	596	3,047	2,061
Production costs	$ 4,913	$ 4,791	$ 20,176	$ 18,646

Ounces for cost per ounce calculations	966,732	1,134,902	4,365,061	4,527,971

Quiruvilca Mine

Tonnes milled	89,894	119,098	442,093	508,352
Average silver grade - grams per tonne	241	171	201	176
Average zinc grade – percent	3.83%	3.82%	3.30%	3.95%
Silver – ounces	618,133	576,163	2,493,908	2,509,689
Zinc – tonnes	2,984	3,998	12,509	17,852
Lead - tonnes	1,095	1,398	4,361	6,468
Copper - tonnes	236	336	1,811	1,107

Net smelter return per tonne	$ 49.86	$ 32.72	$ 37.24	$ 34.39
Cost per tonne	40.30	41.58	39.20	40.01
Margin (loss) per tonne	$ 9.56	$ (8.86)	$ (1.96)	$ (5.62)

Total cash cost per ounce	$ 4.11	$ 5.51	$ 5.01	$ 5.15
Total production cost per ounce	$ 4.34	$ 6.24	$ 5.18	$ 6.52

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ 4,172	$ 5,135	$ 18,522	$ 21,503
By-product credits	(1,634)	(1,961)	(6,025)	(8,576)
Cash operating costs	2,538	3,174	12,498	12,927
Capital spending expensed and reclamation	143	419	431	3,431
Production costs	$ 2,681	$ 3,593	$ 12,928	$ 16,358

Ounces for cost per ounce calculations	618,133	576,163	2,493,908	2,509,689

La Colorada Mine

Tonnes milled	41,195	13,528	99,115	50,662
Average silver grade - grams per tonne	409	519	435	442
Silver - ounces	320,902	197,263	992,142	626,035
Zinc - tonnes	80	101	433	333
Lead - tonnes	90	85	383	316

Net smelter return per tonne	$ -	$ 52.84	$ -	$ 48.09
Cost per tonne	-	110.04	-	72.60
Margin (loss) per tonne	$ -	$ (57.20)	$ -	$ (24.51)

Total cash cost per ounce	$ -	$ -	$ -	$ -
Total production cost per ounce	$ -	$ -	$ -	$ -

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ -	$ -	$ -	$ -
By-product credits		-		-
Cash operating costs	-	-	-	-
Depreciation, amortization and reclamation		-		-
Production costs	$ -	$ -	$ -	$ -

Ounces for cost per ounce calculations	-	-	-	-

Pyrite Stockpile Sales

Tonnes sold	18,214	9,018	65,255	9,018
Average silver grade - grams per tonne	372	350	377	350
Silver ounces	217,980	101,459	790,803	101,459

Net smelter return per tonne	$ 35.78	$ 31.13	$ 33.84	$ 31.13
Cost per tonne	0.15	-	0.47	-
Margin (loss) per tonne	$ 35.63	$ 31.13	$ 33.37	$ 31.13

Total cash cost per ounce	$ 2.28	$ 1.50	$ 2.15	$ 1.50
Total production cost per ounce	$ 2.95	$ 2.13	$ 2.81	$ 2.13

In thousands of US dollars
Value of metals lost in smelting and refining	$ 496	$ 152	$ 1,700	$ 152
By-product credits	-	-	-	-
Cash operating costs	496	152	1,700	152
Depreciation, amortization and reclamation	146	64	523	64
Production costs	$ 643	$ 216	$ 2,223	$ 216

Ounces for cost per ounce calculations	217,980	101,459	790,803	101,459

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited - in thousands of U.S. dollars)

	December 31	December 31
	2003	2002
ASSETS		(Restated)
Current
Cash and cash equivalents	$14,191	$10,185
Short-term investments	74,938	13
Accounts receivable	7,497	4,598
Inventories	6,611	4,637
Prepaid expenses	1,550	3,197
Total Current Assets	104,787	22,630
Mineral property, plant and equipment, net	83,877	67,426
Investment and non-producing properties	83,873	4,193
Direct smelting ore	3,901	4,303
Other assets	3,748	4,393
Total Assets	$280,186	$102,945

LIABILITIES
Current
Operating line of credit	$-	$125
Accounts payable and accrued liabilities	10,565	15,227
Advances for metal shipments	4,537	2,158
Current portion of bank loans and capital lease	2,639	1,638
Current portion of non-current liabilities	5,085	1,083
Total Current Liabilities	22,826	20,231
Deferred revenue	864	923
Bank loans and capital lease	10,803	3,942
Liability component of convertible debenture	19,116	-
Provision for asset retirement obligation and reclamation	21,192	20,950
Provision for future income tax	19,035	-
Severance indemnities and commitments	2,252	1,407
Total Liabilities	$96,088	$47,453

SHAREHOLDERS' EQUITY
Share capital
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2002 - 43,883,454 common shares
December 31, 2003 - 53,006,558 common shares	225,133	161,108
Equity component of convertible debentures	66,736	-
Additional paid in capital	12,753	1,327
Deficit	(120,524)	(106,943)
Total Shareholders' Equity	184,098	55,492
Total Liabilities and Shareholders' Equity	$280,186	$102,945

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited - in thousands of U.S. dollars, except for shares and per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2003	2002	2003	2002
		(Restated)		(Restated)
Revenue	$12,857	$12,084	$45,122	$45,093
Expenses
Operating	10,817	11,705	39,779	43,161
General and administration	1,183	209	2,731	1,445
Stock-based compensation	2,871	572	2,871	572
Depreciation and amortization	1,961	692	3,326	4,872
Reclamation	72	215	303	860
Exploration	955	629	2,543	1,206
Interest and financing costs	142	223	1,157	988
Write-down of mineral properties	-	12,089	-	27,218
	18,011	26,334	52,710	80,322

Net loss from operations	(5,144)	(14,250)	(7,588)	(35,229)
Other income and expenses	307	210	815	1,252
Net loss for the period	$(4,837)	$(14,040)	$(6,773)	$(33,977)

Basic & fully diluted loss per share	$(0.15)	$(0.32)	$(0.20)	$(0.81)
Weighted average shares outstanding	52,641,955	43,308,203	51,058,212	41,849,413

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows - Indirect Method
For the twelve months ended December 31, 2003 and 2002
(Unaudited - in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2003	2002	2003	2002
Operating activities		(Restated)		(Restated)
Net loss for the period	$(4,837)	$(14,040)	$(6,773)	$(33,977)
Items not involving cash
Depreciation and amortization	1,960	692	3,325	4,872
Reclamation	72	215	303	860
Operating cost provisions	477	(789)	1,326	(658)
Gain on sale of marketable securities	(153)	-	(318)	-
Stock-based compensation	2,871	572	2,871	572
Write-down of mineral properties	-	12,089	-	27,218
Changes in non-cash operating working capital items	(1,650)	(566)	(4,719)	371
	(1,260)	(1,827)	(3,985)	(742)

Financing activities
Shares issued for cash	2,713	113	8,351	22,759
Shares issue costs	-	(6)	-	(900)
Proceeds from convertible debentures	-	-	86,250	-
Convertible debenture issue costs	(273)	-	(3,273)	-
Repayment of line of credit	-	(595)	(125)	(1,265)
Proceeds from bank loans	1,500	-	9,500	-
Repayment of bank loans and capital lease	(270)	(459)	(1,639)	(2,060)
	3,670	(947)	99,064	18,534

Investing activities
Mineral property, plant and equipment expenditures	(5,207)	(4,843)	(16,851)	(9,612)
Investment and non-producing properties expenditures	(514)	(396)	(1,383)	(1,158)
Acquisition of cash of subsidiary	-	-	2,393	-
Purchases of marketable securities	(74,772)	-	(74,607)	-
Other	(565)	234	(625)	(168)
	(81,058)	(5,005)	(91,073)	(10,938)

Increase (decrease) in cash and cash equivalents for the period	(78,648)	(7,779)	4,006	6,854
Cash and cash equivalents, beginning of period	92,839	17,964	10,185	3,331
Cash and cash equivalents, end of period	$14,191	$10,185	$14,191	$10,185

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: February 18, 2004